Exhibit 99.1

FORBES MEDI-TECH INC.

Officer’s Certificate pursuant to
Section 2.20 of National Instrument 54-101 Communication with beneficial owners of securities of a reporting issuer (“NI 54-101”)

TO:	British Columbia Securities Commission
Ontario Securities Commission

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. (“Forbes”), hereby certify for and on behalf of Forbes, and not in my personal capacity, that:

(a)	this certificate is delivered pursuant to section 2.20 of NI 54-101 and in connection with the mailing of Forbes’ proxy-related materials for its Annual and Special Meeting of Shareholders to be held on August 16, 2010 (the “Meeting”);

(b)	Forbes has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the day fixed for the Meeting;

(c)	Forbes has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in clause (b) above; and

(d)	with respect to the Meeting, Forbes is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-10.

DATED this 22nd day of July 2010.

FORBES MEDI-TECH INC.

“David Goold”
David Goold
Chief Financial Officer